

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2023

Howard W. Lutnick
Chief Executive Officer
CF Acquisition Corp. VIII
110 East 59th Street
New York, NY 10022

> **Re: CF Acquisition Corp. VIII**
> **Registration Statement on Form S-1**
> **Filed August 14, 2023**
> **File No. 333-273963**

Dear Howard W. Lutnick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please revise your disclosure here to highlight any differences in the current trading price, the prices the Sponsor, private placement investors and other selling securityholders acquired their ordinary shares and warrants, and the price the public securityholders acquired their ordinary shares and warrants. We note your disclosure discussing the price that each Selling Securityholder paid for the common stock being registered for resale as well as the your statement at the end of the same paragraph stating that "the Selling Securityholders may realize a positive rate of return on the sale of their common stock... when the market price per share is below $10.00 per share, even if the public stockholders experience a negative rate of return on their investment." Later, in the last sentence of the following paragraph you state that "[t]he closing price of the CF VIII Class A Common

Stock on Nasdaq on August 10, 2023 was $11.00." Please disclose the potential profit the Selling Securityholders will earn based on the current trading price. Lastly, please revise your risk factor disclosure accordingly. We note the first two risk factors under the section titled "Risk Related to XBP Europe and the Business Combination" beginning on page 14.

2. We note the significant number of redemptions of your Class A Common Stock in connection with your Business Combination and the various extensions of the expiration of the period in which the company had to consummate the Business Combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please revise your disclosure here and where appropriate to disclose the amount of shares being registered as a percentage of your total public float. Additionally, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your Class A Common Stock.

3. We note that certain shares being registered for resale were purchased by the Selling Securityholders for prices considerably below the current market price of the Class A Common Stock. Expand your discussion in your risk factors and MD&A to highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A Common Stock. Your discussion should highlight the fact that CFAC Holdings VIII, LLC as a beneficial holder of 27% of your outstanding shares will be able to sell a significant amount of shares for so long as the registration statement of which this prospectus forms a part is available for use.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Javad Husain